UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Abington Bancorp, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
00350L109 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, 1st Floor, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 22, 2010 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 00350L109

1.	Seidman and Associates, LLC 22-3343079

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 194,985

	8.	Shared Voting Power

	9.	Sole Dispositive Power 194,985

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 194,985

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.97%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 00350L109

1.	Seidman Investment Partnership, LP 22-3360359

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 192,821

	8.	Shared Voting Power

	9.	Sole Dispositive Power 192,821

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,821

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.96%

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 00350L109

1.	Seidman Investment Partnership II, LP 22-3603662

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 171,126

	8.	Shared Voting Power

	9.	Sole Dispositive Power 171,126

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 171,126

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.85%

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 00350L109

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 170,200

	8.	Shared Voting Power

	9.	Sole Dispositive Power 170,200

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 170,200

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.84%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 00350L109

1.	Broad Park Investors, LLC 22-6759307

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 170,608

	8.	Shared Voting Power

	9.	Sole Dispositive Power 170,608

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 170,608

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.85%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 00350L109

1.	CBPS, LLC 27-0949811

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 179,683

	8.	Shared Voting Power

	9.	Sole Dispositive Power 179,683

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 179,683

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.89%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 00350L109

1.	2514 Multi-Strategy Fund, LP 51-0511786

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 52,294

	8.	Shared Voting Power

	9.	Sole Dispositive Power 52,294

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,294

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.26%

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 00350L109

1.	Contrarian Hedged Equity, LP 75-3230080

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 73,551

	8.	Shared Voting Power

	9.	Sole Dispositive Power 73,551

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,551

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.36%

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 00350L109

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,208,943

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,208,943

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,208,943

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.99%

14.	Type of Reporting Person IN

This statement on Schedule 13D which was filed on August 20, 2010 on behalf of Seidman and Associates, LLC, ("SAL"), Seidman Investment Partnership, LP ("SIP"), Seidman Investment Partnership II, LP ("SIPII"), LSBK06-08, LLC ("LSBK"), Broad Park Investors, LLC ("Broad Park"), CBPS, LLC ("CBPS"), 2514 Multi-Strategy Fund, LP ("2514 MSF"), Contrarian Hedged Equity, LP ("Contrarian"), Lawrence Seidman, individually ("Seidman") and clients of Lawrence Seidman ("Seidman Clients"), collectively, the "Reporting Persons" with respect to the Reporting Person's beneficial ownership of shares of Common Stock ("the Shares") of Abington Bancorp, Inc., a Pennsylvania corporation, ("the Company") is hereby amended as set forth below:  Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D".  Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

5. Interest in Securities of the Issuer

On November 22, 2010, Mr. Seidman sent a letter to Mr. Robert White, President and CEO of the Company.  A copy of this letter is attached hereto as Exhibit A.

(a)(b)(c) As of the close of business on November 22, 2010, the Reporting Persons owned beneficially an aggregate of 1,208,943 shares of Common Stock, which constituted approximately 5.99% of the 20,165,448 shares of Common Stock outstanding on November 2, 2010 as disclosed in the Company's 10-Q dated November 9, 2010.

Schedule A attached below describes transactions, except for previously reported transactions,  in the Common Stock effected by the Reporting Persons within the past sixty (60) days.  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2010
/ss/ Lawrence B. Seidman
Attorney-in-Fact pursuant to Joint Filing Agreement dated May 18, 2010

   Exhibit A

SEIDMAN AND ASSOCIATES, LLC
Ivy Corporate Park
100 Misty Lane, 1st Floor
Parsippany, NJ 07054
(973) 952-0405
(973) 781-0876 fax
November 22, 2010

Via facsimile(215) 887-4100 and regular mail
Mr. Robert White, President/CEO
Abington Bancorp, Inc.
180 Old York Road
Jenkintown PA  19046

Dear Mr. White:

    This letter shall serve to memorialize the agreement reached during our November 15, 2010 telephone conversation.  As of November 22, 2010, Seidman and Associates, LLC (SAL) owns 194,985 shares (1,000 shares as a record owner) of Abington Bancorp, Inc. (ABBC).

    You, as President and Chief Executive Officer of ABBC, have agreed to provide SAL with the shareholder lists (including the NOBO/CEDE/Philadep lists) presently in your possession.  In addition, you agreed that any subsequent shareholder lists (as herein defined) requested by ABBC from this date forward until ABBC’s next annual shareholder meeting as required by 15 Pa.C.S.A § 1508 will be sent to SAL.  You have also specifically agreed to provide SAL with the shareholder lists (as herein defined) for the ABBC Annual Meeting record date simultaneously with your receipt of same.  (This item was not specifically discussed during our telephone conversation.)

    It is understood that your agreement is conditioned upon SAL’s compliance with all the relevant Pennsylvania statutes.

    Please be advised that SAL intends to use the shareholder lists to communicate with fellow ABBC shareholders about SAL’s present intention to nominate two (2) candidates for election to the ABBC Board of Directors in opposition to the candidates to be nominated by ABBC at the next annual meeting.

    It is SAL’s opinion that its proposed use of the shareholder lists is proper and constitutes a valid corporate purpose.  If you, or ABBC’s counsel, disagree and determine that SAL has not complied with the relevant Pennsylvania statutes, or is otherwise not entitled to the lists, please notify the undersigned, in writing.  (Such writing should set forth appropriate support for the refusal to provide the lists.)

    Please promptly provide me with a written acknowledgement that this letter accurately sets forth the agreement we reached in the above mentioned telephone conversation.

   Your prompt written response acknowledging your agreement to the above is requested.

Very truly yours,

SEIDMAN AND ASSOCIATES, LLC

/ss/ Lawrence B. Seidman
By: LAWRENCE B. SEIDMAN, Manager

LBS:jb

Exhibit A

State of New Jersey
County of Morris

On this day November 22, 2010, personally appeared before me Lawrence B. Seidman, to me known to be the person described in and who executed the within and foregoing instrument, and acknowledged that he signed the same as his voluntary act and deed, for the uses and purposes therein mentioned.

/ss/ Jennifer Bermudez
(Notary Public)

My Commission Expires: Aug. 19, 2011

Schedule A

Entity	Date Purch	Cost per Share	Cost	Shares

SAL	10/27/2010	10.6563	34,100.00	3,200
SAL	10/29/2010	10.6408	24,473.84	2,300
SAL	11/1/2010	10.6548	28,767.98	2,700
SAL	11/2/2010	10.8016	135,020.00	12,500
Total			222,361.82	20,700

SIP	9/23/2010	10.0611	18,110.00	1,800
SIP	10/27/2010	10.6500	34,080.00	3,200
SIP	10/29/2010	10.6408	21,281.60	2,000
SIP	11/1/2010	10.6551	27,703.24	2,600
SIP	11/2/2010	10.8017	129,620.00	12,000
Total			230,794.84	21,600

SIPII	9/28/2010	10.0250	8,020.00	800
Total			8,020.00	800

CBPS	11/2/2010	10.8000	129,600.00	12,000
Total			129,600.00	12,000

CHE	10/21/2010	10.5126	42,050.40	4,000
Total			42,050.40	4,000

2514 MSF	10/21/2010	10.5109	63,065.60	6,000
Total			63,065.60	6,000